

January 16, 2013

<u>Via E-mail</u>
Rod Keller
Chief Executive Officer
T3 Motion, Inc.
2900 Airway Avenue, Building A
Costa Mesa, CA 92626

      Re: **T3 Motion, Inc.**
             Amendment No. 1 to Preliminary Information Statement on Schedule 14C
             Filed December 31, 2012
             Response dated January 10, 2013
             File No. 001-35133

Dear Mr. Keller:

We have reviewed your responses to the comments in our letter dated January 8, 2013 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 1 and reissue. The stock purchase agreement appears to require you to solicit the written consent of all stockholders holding more than 10% of the issued and outstanding shares of your common stock for the reverse stock split on or prior to each closing date. We also note that the "10% or more stockholders," in the aggregate, hold a majority of your issued and outstanding shares of common stock and that Section 2.2(a)(viii) of the stock purchase agreement requires that you deliver notice of action by written consent "in favor of the adoption of Shareholder Approval," of which the reverse stock split is one of the matters included in the definition of "Shareholder Approval." Because the written consent in favor of the adoption of the reverse stock split is a condition of closing under the stock purchase agreement, the reverse stock split involves the security purchase agreement pursuant to Note A of Schedule 14A. Please revise to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e).

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney Advisor

cc: Via E-mail
        Fran Stroller
        Loeb & Loeb LLP